news release

ArcelorMittal to record non-cash impairment charge in Q4 2012

Luxembourg, 21 December 2012 - ArcelorMittal today announced it expects to write down the goodwill in its European businesses by approximately US$4.3bn. This follows the completion of its yearly goodwill impairment test, as required by IFRS accounting standards.

The write down will take the form of a non-cash impairment charge that will be recorded in the fourth quarter of 2012. The impairment is due to a weaker macro economic and market environment in Europe where apparent steel demand has fallen by approximately 8% this year, bringing the cumulative demand decline to approximately 29% since 2007.  This weaker demand environment, and expectations that it will persist over the near and medium term, led to a downward revision of cash flow expectations underlying the valuation of the European businesses to which goodwill has been allocated. This is in contrast to the US, where apparent steel consumption is up almost 8% this year and is now approximately 10% lower than it was in 2007.

Key metrics such as net debt and ebitda, as well as compliance with debt covenants, are unaffected by this impairment.